Letter of Investment Intent

A3 Alternative Credit Fund

August 29, 2019

To the Board of Trustees of the A3 Alternative Credit Fund:

The undersigned (the “Purchasers”) hereby confirm that they each have purchased a beneficial interest (“Interest”) of the A3 Alternative Credit Fund in the amount of $25,000 for 2,500 shares at a net asset value of $10.00 per share.

The Purchasers each agree that their respective Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

This letter may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

/s/Anthony R. Bosch
Anthony R. Bosch

/s/Gregory L. Bell
Gregory L. Bell

/s/Christian E. Aymond
Christian E. Aymond

/s/Lars O. Soderberg
Lars O. Soderberg